UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Amendment No. 2)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
PERFORMANCE SHIPPING INC.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))
Common Stock, par value of $0.01 per share
(Title of Class of Securities)
Y67305 121
(CUSIP Number of Class of Securities)
Mr. Andreas Michalopoulos
Performance Shipping Inc.
373 Syngrou Avenue
175 64 Palaio Faliro
Athens, Greece
Tel: +30-216-600-2400
(Name, address and telephone number of person authorized to receive notices and communication on behalf of Filing Persons)
Copy to:
Edward S. Horton, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
CALCULATION OF FILING FEE
Transaction Valuation*			Amount of Filing Fee**
$19,029,728			$1,765
*
Estimated for purposes of calculating the amount of the filing fee only, this amount is based upon the product of (a) 4,066,181, which is the maximum number of shares of common stock, par value $0.01 per share, (the "Common Stock") of Performance Shipping Inc. that may be exchanged in this tender offer, and (b) $4.68, which is the average of the high and the low price per share of the Common Stock on December 17, 2021, as reported on the Nasdaq Capital Market.

**
The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $92.70 for each $1,000,000.00 of the value of the transaction. This fee was previously paid in connection with the initial filing of the Schedule TO on December 21, 2021.

☐
Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

		Amount Previously Paid: N/A	Filing Party: N/A

		Form or Registration No.: N/A	Date Filed: N/A

	☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transaction to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO
This Amendment No. 2 (this "Amendment No. 2") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO"), originally filed by Performance Shipping Inc., a Marshall Islands corporation (the "Company"), with the Securities and Exchange Commission (the "SEC") on December 21, 2021, as amended and supplemented on December 30, 2021. The Schedule TO, as amended and supplemented by this Amendment No. 2, relates to the offer by the Company to exchange up to 4,066,181 of the currently outstanding shares of  common stock, par value of $0.01 per share of the Company for newly issued shares of Series B Convertible Cumulative Perpetual Preferred Stock, par value $0.01 per share and liquidation preference $25.00, of the Company, upon the terms and subject to the conditions set forth in the Second Amended and Restated Offer to Exchange, dated January 12, 2022 (the "Second Amended and Restated Offer to Exchange") and in the related Amended and Restated Letter of Transmittal (the "Amended and Restated Letter of Transmittal" and together with the Second Amended and Restated Offer to Exchange, the "Offer"), as each may be amended or supplemented from time to time.
This Amendment No. 2 should be read in conjunction with the Schedule TO, the Second Amended and Restated Offer to Exchange, and the Amended and Restated Letter of Transmittal, as the same may be further amended or supplemented hereafter and filed with the SEC.
Pursuant to Rule 12b-15 under the Exchange Act, this Amendment No. 2 amends and supplements only the items and exhibits to the Schedule TO that are being amended and supplemented and unaffected items and exhibits are not included herein.
ITEMS 1 through 11.
Items 1 through 11 of the Schedule TO, to the extent they incorporate by reference information contained in the Offer to Exchange and the Letter of Transmittal, are hereby amended as follows:
Amendments to the Tender Offer
On January 12, 2022, the Company announced that it extended the Expiration Date of the Exchange Offer to 5:00 p.m., New York City Time, on January 27, 2022, unless the Exchange Offer is extended or withdrawn. The Company issued a press release in connection with the foregoing, which is filed as Exhibit (a)(1)(K) to this Amendment No. 2 and is hereby incorporated by reference into the Schedule TO. All references to the Expiration Date in the Offer to Exchange (previously January 21, 2022) now mean January 27, 2022.
All references to the Offer to Exchange are now to the Second Amended and Restated Offer to Exchange (which is filed as Exhibit (a)(1)(F) to this Amendment No. 2), all references to the Letter of Transmittal are now to the Amended and Restated Letter of Transmittal (which is filed as Exhibit (a)(1)(G) to this Amendment No. 2).
Item 12. Exhibits.
Item 12 of the Schedule TO is hereby amended and restated in its entirety as follows:
"See Exhibit List immediately following the signature page to this Amendment No. 2 to the Schedule TO."

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 12, 2022	PERFORMANCE SHIPPING INC.

	By:	/s/ Andreas Michalopoulos
	Name:	Andreas Michalopoulos
	Title:	Chief Executive Officer

EXHIBIT INDEX
(a)(1)(A)*	Offer to Exchange dated December 20, 2021.

(a)(1)(B)*	Letter of Transmittal dated December 20, 2021.

(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated December 20, 2021.

(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated December 20, 2021.

(a)(1)(E)*	Press Release dated December 20, 2021.

(a)(1)(F)*	Amended and Restated Offer to Exchange dated December 30, 2021.
(a)(1)(G)	Second Amended and Restated Offer to Exchange dated January 12, 2022.

(a)(1)(H)	Amended and Restated Letter of Transmittal dated January 12, 2022.
(a)(1)(I)	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated January 12, 2022.
(a)(1)(J)	Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated January 12, 2022.
(a)(1)(K)	Press Release dated January 12, 2022.
(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	Not Applicable.

(b)	Not Applicable.

(d)(1)**	Stockholders Rights Agreement dated December 20, 2021.

(d)(2)*	Certificate of Designation, Preferences and Rights of the Series B Convertible Cumulative Perpetual Preferred Stock.
(d)(3)	Amended and Restated Certificate of Designation, Preferences and Rights of the Series B Convertible Cumulative Perpetual Preferred Stock.
(g)	Not Applicable.

(h)	Not Applicable.

________________________
*	Previously filed with the Schedule TO.
**
Previously filed with the Schedule TO by incorporation by reference to Exhibit 4.1 to the Form 6-K of Performance Shipping Inc. filed with the U.S. Securities and Exchange Commission on December 20, 2021.